Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

October 18, 2024

Mr. Nasreen Mohammed/Mr. Doug Jones Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed September 24, 2024 File No. 333-281589

Dear Mr. Mohammed/Mr. Jones:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated September 5, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 2 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form S-1 filed September 24, 2024

Prospectus Summary

Voting and Other Rights of Common Stock and Super Voting Preferred Stock, page 3

1.	Please explain why you have revised here and in the discussion of your corporate structure and history to state that the designation and issuance of 75,000 shares of Series X Super Voting Preferred Stock to Heather Maynard took place on August 14, 2024, rather than in January 2023 and June 2024 as previous disclosed. In this regard, the certificate of designation on file as Exhibit 3.3 is dated June 21, 2024, and it is unclear to us why the dates of designation and issuance would change unless they were erroneous. Explain and/or revise your disclosure on this topic as appropriate.

Response: The Company has updated pages 3 and 36 of the Amendment in response to the Staff’s comment.

Executive Compensation, page 81

2.	We note your response to prior comment 12, including your disclosure that the new employment agreement between Thoughtful Media and Heng Xue Li will "have the same terms as the current agreement" with SoPa Technology Pte Ltd. However, it appears from the form of agreement filed as Exhibit 10.5 that there will be a number of differences in key provisions; for example, Section 2 of the new agreement states that employment will be for a term of five years, and the compensation structure in Section 4 does not contemplate that Li will continue to be paid in shares of Society Pass. Please revise the description of Li's employment agreement with Thoughtful Media to align with Exhibit 10.5.

Response: The Company has updated page 81 of the Amendment in response to the Staff’s comment.

Item 16. Exhibits and Financial Statement Schedules, page II-2

3.	While we note your response to prior comment 17, it appears that certain of the Securities Purchase Agreements and amendments thereto on file as Exhibits 10.6 through 10.11 are not executed by all applicable parties. For example, Exhibits 10.6 and 10.7 are not executed by Thoughtful Media, and Exhibits 10.8 and 10.9 are not executed by Creative Vision Digital Limited and Grit Securities Limited, respectively. Please ensure that all such exhibits are properly executed. Alternatively, if the lack of signatures indicates that the Securities Purchase Agreements have not been finalized and executed by all of the parties, please advise.

Response: The Company has amended refiled exhibits 10.6 through 10.11 with the Amendment in response to the Staff’s comments.

General

4.

We note your response to prior comment 18. Please provide us with the following additional information to assist in the evaluation of your response:

• Provide further detail regarding the background and extent of the relationship between the selling stockholders and Raynauld Liang, given your disclosure that he introduced the investors to the company. Additionally, your response focuses on the selling stockholders that originally entered into securities purchase agreements in July 2024, whereas Grit Multi-Strategies Investment Company

Limited purchased notes in September 2024. Please clarify how this additional selling stockholder was identified and its purchase of notes negotiated, as well as its relationship, if any, to Grit Securities Limited.

• While we note your statement that the selling stockholders "requested...registration rights for the shares of common stock issuable upon the conversion of the convertible notes," the resale of the shares underlying the notes has been contemplated by this registration statement since its initial draft submission in October 2023. Please explain how this is consistent with your suggestion that the selling stockholders independently instigated the resale of the underlying shares.

• Elaborate on how the conversion price of $1.80, then $1.50, was determined. You state that the price was decided due to "lack of liquidity" of the notes and underlying common stock, but this only explains the general reason for setting the conversion price at a discount to the IPO price and not what the exact price was based upon. We further note that the reference to "lack of liquidity" is unclear since the resale of the underlying shares after a short holding period was contemplated during negotiation of the securities purchase agreements.

• Describe in further detail Grit Securities Limited's primary business activities as a Hong Kong broker dealer. Revise to identify Grit Securities Limited as an "underwriter," given such role or tell us why this is not necessary. Further, as an underwriter, such holder must sell at a fixed price, not at the market price contemplated here. Refer to Securities Act Compliance and Disclosure

Interpretation 111.01 for guidance.

Response: The Company has terminated the agreement entered with Grit Securities Limited. Grit Securities Limited will not be a selling stockholder. Further, Raynauld Liang has been acquainted with the selling stockholders named in the resale prospectus for several years. Mr. Liang is the main individual at the Company in charge of fundraising activities. Mr. Liang has known the selling shareholders since Society Pass completed its IPO in November 2021. With respect to the convertible notes, the Company has been negotiating and discussing the terms of the convertible notes with potential investors since late 2023 when the Company decided to conduct an initial public offering and list on NASDAQ. The Company needs additional capital to fund its day to day operations. In addition, the Company needs additional capital to help offset the costs associated with listing on NASDAQ. The conversion price of $1.50 was set between the Company and the investors after arms length negotiations between the parties. This was the best price the Company was able to negotiate for the investors that were willing to come in at this point in time. As we previously noted, the shares underlying the notes are illiquid. There is no guarantee that the Company will be able to complete its IPO. In addition, there is no guarantee as to how long it will take to complete the IPO, even if the Company is successful doing so. The registration statement covering the shares underlying the notes will not be deemed effective on the date the convertible note agreements are signed and funding occurs. As such, there is risk to the investors that the shares underlying the notes will remain illiquid for a substantial period of time, or worse, that a market may never develop for the shares underlying the notes if the offering is unsuccessful. The $1.50 conversion price is based on the best price the Company is able to sell the notes at this time after arms length negotiations between the parties. If the Company could set a higher conversion price for the notes it certainly would. However, the market determines the price. The Company needs additional funding as previously stated to fund operations and to help pay for listing costs. As such, the $1.50 conversion price was established based on the best price the Company can obtain in the market at this pre-IPO stage.

5.

You disclose that Heather Maynard will control the company through her ownership of 75,000 shares of Series X Super Voting Preferred Stock. Elaborate upon why you opted to grant her such controlling interest and how it was decided that she would acquire the shares at a price of $0.0001 per share, as disclosed at page II-2. In this regard, it appears that Maynard may also be associated with Dennis Nguyen, former Chief Executive Officer and shareholder of Society Pass, in other business dealings. For example, Maynard has been listed as the registered agent for the Dennis Nguyen Family Foundation, and the two individuals were previously identified as shareholders of H&D Mediterranean. Please revise where appropriate throughout the prospectus, including the "Relationship With and Separation from Society Pass" section of the prospectus summary, to provide further detail on how and why Maynard was selected as the controlling shareholder of Thoughtful Media. Discuss any relationships, agreements, affiliations that Maynard may have with Society Pass and its affiliates, including Nguyen, and acknowledge any related conflicts of interest.

Response: The Company has amended pages 3, 36, and 86 of the Amendment in response to the Staff’s comments.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick

Lawrence Venick
Partner

cc: Kriangkrai Chaimongkol